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EXHIBIT 99.1

RISK FACTORS

        Statements in this Form 10-Q that are not historical facts are "forward-looking statements" (as defined in the Private Securities Litigation Reform Act of 1995). Forward-looking statements include, but by way of example only, statements regarding our expectations relating to the Company's ongoing strategic reassessment, projections of revenues, costs (direct and operating costs), cost reductions, specific product and service sales and capital expenditures, and the future amounts and relative percentages as compared to total revenues of our value-added revenues and our operating and service-related costs. These statements, when made, are intended to reflect VIA management's then current views with respect to future events and expectations and are subject to a number of risks, assumptions and uncertainties, including those discussed below, which could cause our actual results to differ materially from those projected in such statements.

WE HAVE A HISTORY OF NEGATIVE CASH FLOW AND WE MAY NEVER ACHIEVE POSITIVE CASH FLOW.

        For the three months ended March 31, 2002, we had losses from operations, before depreciation, amortization and non-cash stock compensation of $13.4 million. Additionally, we used approximately $1.1 million in the first quarter of 2002 to develop infrastructure and acquire fixed assets. If we are unable to increase our revenue or scale down our costs and investment expenditures, we will continue to experience negative cash flow.

        From our inception through the end of 2000, we experienced rapid growth. In anticipation of our continued growth and demand for our services, we scaled up our operations and infrastructure. Then, in mid-2001 in response to deteriorating economic conditions and declining revenue growth rates in all our markets, we initiated cost-cutting measures, which we are continuing in 2002. However, we may have difficulty reducing our costs and scaling down our operations to a level more reflective of current revenue levels. For example, we may find that we cannot cut costs further in any particular operation without sacrificing appropriate customer or technical service, product delivery or financial control functions. If we are not successful in reducing costs, we may not become self-sustaining before depleting our cash reserves.

OUR COST CUTTING MEASURES MAY IMPACT OUR ABILITY TO ATTRACT AND RETAIN EMPLOYEES AND CUSTOMERS.

        From June 1998 through December 2000, we acquired 26 companies and at the peak in March 2001 we had over 1,200 employees. A continuing economic slowdown has created lower revenue growth expectations and limited access to capital markets. Therefore, the need to scale costs to these lower revenue growth expectations without reducing service quality has become a priority. To address this priority, we have and will continue to take steps to reduce our costs. We reduced our combined employee count to 906 by March 31, 2002 and may further reduce staff. These measures may impair our ability to attract and retain key employees. As we continue these cost cutting measures, we may also impair our ability to provide quality service, attract new customers and implement integrated operating, administrative, financial and accounting systems and controls.

IF WE FAIL TO ATTRACT AND RETAIN QUALIFIED PERSONNEL OR LOSE THE SERVICES OF OUR KEY PERSONNEL, OUR OPERATING RESULTS MAY SUFFER.

        VIA has experienced significant turnover in management in the recent past, which may continue. In addition to the turnover in management at the operations level, our chief executive officer, president, chief financial officer and two regional vice presidents have all left VIA since November 2001. We have hired a chief financial officer and have appointed an acting chief executive officer, but continue to search for a permanent replacement. There can be no assurances that we will be successful in finding an appropriate permanent chief executive officer. In addition, we plan to relocate a number of executive and key corporate positions from Reston, Virginia office to Europe in order to bring corporate decision-making closer to our operations. There can be no assurance that we will be successful in convincing current personnel in these positions to relocate and these persons may leave VIA as a result. Our operations may suffer from the loss of institutional knowledge resulting from these departures or from our inability to replace key senior management personnel in a timely fashion.

        Our success also depends on attracting and retaining key management, engineers, sales and marketing personnel, technical support representatives and other personnel, many of whom may be difficult to replace. We have experienced significant turnover in staff and technical personnel. Our ability to attract and retain key personnel has been and may continue to be impacted by the following factors: the current worldwide economic downturn, which has particularly impacted the Internet services industry; the decline of our revenue and our depressed stock price, which has impaired the perceived benefit to our employees of our broad based stock option program and our cost reduction programs and layoffs. Our impaired ability to attract and retain key personnel may cause our operating results to suffer.

IF WE FAIL TO MODIFY, REPLACE OR REPAIR LEGACY PROVISIONING, BILLING AND CUSTOMER CARE SYSTEMS AND PRACTICES IN OUR OPERATIONS, WE MAY LOSE CUSTOMERS AND REVENUE AND FAIL TO MAINTAIN ADEQUATE INTERNAL CONTROLS.

        We have suspended the development and deployment of the integrated provisioning, billing and customer care platform that was intended to replace legacy systems or automate manual processes in our operations. As a result of this suspension, we will have to replace or repair certain of these legacy systems in order to ensure that we can properly provision our services, bill and service our customers and report accurately our results. If we fail to take the required action in a timely manner, we may lose customers and revenue and be unable to maintain adequate internal controls. The integrated platform was intended to establish a common IT platform for all our operations to provision, bill and service customers for a common product catalogue. Our lack of a common platform may impair our ability to introduce new products and make us less competitive. In addition, our independent accountants have advised us that certain of our legacy billing practices constitute material weaknesses in our internal control structure. These material weaknesses may continue in 2002. If we do not remedy the weaknesses, our ability to detect errors or fraud in amounts that would be material to our financial statements will be significantly limited.

OUR IN-COUNTRY INTEGRATION EFFORTS MAY CONTINUE TO LEAD TO TURNOVER OF STAFF IN KEY POSITIONS AND A DISTRACTION FROM REVENUE-GENERATING OPPORTUNITIES, CUSTOMER SERVICE AND IMPORTANT CONTROL FUNCTIONS.

        We acquired multiple operations in the United Kingdom, France, Germany, The Netherlands, Argentina and Switzerland. In each of these countries, we have taken steps to integrate the separate companies acquired in that country into a single operation. These efforts created ongoing operational and personnel disruptions that have led and may further lead to the loss of personnel in key positions. In addition, integration activities require significant attention from key management and staff at these operations, which have and may continue to distract management and staff from revenue-generating opportunities, customer service and internal control functions and have negatively affected and may continue to negatively affect our results. The pace at which these integrations were implemented strained the administrative, operational, personnel and financial resources of certain of these country operations, particularly in Germany and the U.K., and has exposed material weaknesses in systems and internal controls at these operations. We have expended and will continue to expend significant expense and corporate management time to address these weaknesses. There can be no assurances that we will be successful in these efforts. If we fail to properly address these issues, our business may be disrupted and adversely affected.

OUR EFFORTS TO REDUCE OUR LOWER MARGIN RESIDENTIAL AND WHOLESALE CUSTOMER BASE MAY REDUCE OUR REVENUES IN THE SHORT OR INTERMEDIATE TERM FASTER THAN WE CAN GENERATE HIGHER MARGIN BUSINESS AND VALUE-ADDED SERVICES REVENUES.

        We have focused our sales and product development efforts on selling higher margin products and pursuing greater market share of the business market for Internet and Internet-related services. In doing so, we have allowed our legacy residential and wholesale customer base to run off and, in certain markets, have pursued the sale of such customer accounts. We may not be able to acquire business customer revenues as quickly as our residential customer or wholesale revenues diminish, which could adversely affect our operating results.

IF WE DECIDE TO DISPOSE OF ANY OF OUR COUNTRY OPERATIONS, WE MAY REDUCE OUR REVENUES IN THE SHORT OR INTERMEDIATE TERM FASTER THAN WE CAN REDUCE OUR EXPENSES.

        We are engaged in a strategic review of our overall operations with a focus of substantially reducing our negative cash flow to ensure that we reach positive cash flow with significant cash reserves remaining. As a result of that review, we may take a number of different steps, including the disposal of offices or country operations that we conclude will not materially contribute to our financial strength in the long term. If we do so, we will lose the revenues generated by those offices or operations. In taking any such action, we may also incur significant one time costs associated with the disposal or shut down of the office or operations. These costs may exceed in the short or immediate term our gains from eliminating loss-generating operations, which would adversely affect our operating results. As a result of a sales auction process we are conducting in Argentina and Brazil, we have received a number of bids from current management and third parties to acquire our operations located in these countries. We expect to enter into and close agreements relating to these transactions in the second quarter 2002. There can be no assurance that we will be successful in these efforts and no assurance that, even if closed and completed, these transactions would lead to a material reduction of our negative cash flow.

IF WE ARE UNSUCCESSFUL IN RECRUITING AND TRAINING A SALES FORCE CAPABLE OF SELLING MORE SOPHISTICATED INTERNET PRODUCTS, OUR REVENUES AND PROFIT MARGINS WILL SUFFER.

        We acquired 26 small to medium-sized Internet services providers during a period of high demand for services from the emerging Internet industry. During this period, these providers could generally produce increasing revenue with little sales effort, expertise and expense. In the current slower economy, we must continue to replace a largely passive order taking staff with a capable direct sales force. If we fail to do so, our revenues and profit margins will be negatively impacted.

        In addition, the providers we acquired were focused primarily on residential access and basic Internet services for businesses. In order to sell higher margin, value-added services we must recruit, train and retain a sales force capable of selling these more sophisticated offerings. If we fail to do so, our revenues and profit margins will suffer.

WE CANNOT ASSURE YOU OF THE CONTINUED LISTING OF OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET.

        On March 21, 2002, we received a letter from The Nasdaq Stock Market, Inc. indicating that our common stock has failed to meet Nasdaq's requirement that the common stock trade above $1.00 per share because it traded below $1.00 per share for the preceding 30 consecutive trading days. Nasdaq has informed us that, if the bid price of shares of our common stock does not close at or above $1.00 for at least 10 consecutive trading days prior to June 19, 2002, we will be notified that our common stock will be delisted from the Nasdaq National Market. Nasdaq also notified us that we could apply to list our common stock on the Nasdaq SmallCap Market, on which we would be afforded up to an additional 270 days to come into compliance with Nasdaq's minimum bid price and other requirements.

        If our common stock is delisted from the Nasdaq National Market, the trading market for our common stock could be disrupted, which could make it difficult for investors to trade in our common stock and may result in a reduction in the market price of shares of our common stock. This lack of liquidity would also make it more difficult for us to raise capital.

        We cannot assure you that our common stock will come into compliance with Nasdaq's minimum bid price requirement prior to June 19, 2002. Nor can we assure you that if we apply for listing or meet the requirements for listing on Nasdaq's SmallCap Market we will come into compliance with Nasdaq's requirements for listing on Nasdaq's SmallCap Market.

WE ARE IN A RAPIDLY EVOLVING INDUSTRY IN WHICH THE PRODUCTS AND SERVICES WE OFFER, THEIR METHODS OF DELIVERY AND THEIR UNDERLYING TECHNOLOGIES ARE CHANGING RAPIDLY, AND IF WE DO NOT KEEP PACE WITH THESE CHANGES, WE MAY FAIL TO ATTRACT AND RETAIN CUSTOMERS, WHICH WOULD REDUCE OUR REVENUES.

        The Internet services market has been characterized by changing customer needs, frequent new service and product introductions, evolving industry standards and rapidly changing technology. Our success will depend, in part, on our ability to recognize and respond to these changes in a timely and cost-effective manner. We have not implemented a common product platform to support common products and must now pursue the repair or replacement of legacy back-office systems in many of our operations to enable them to grow and address existing and new product requirements. If we fail to address these issues, we will not be able to compete successfully.

OUR BRAND NAMES ARE DIFFICULT TO PROTECT AND MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.

        We are aware of other companies using or claiming to have rights to use trademarks that are similar to our marks and variations of those marks, including the VIA NET.WORKS mark. We have received several demands from third parties to cease and desist using one or more of our trademarks. The users of these or similar marks may be found to have senior rights if they were ever to assert a claim against us for trademark infringement. If an infringement suit were instituted against us, even if groundless, it could result in substantial litigation expenses in defending the suit. If such a suit were to be successful, we could be forced to cease using the mark and to pay damages. Moreover, if we are forced to stop using any of our trademarks, we may have to expend significant resources to establish new brands and our operating results may be materially impacted.

REACTION BY CUSTOMERS, INVESTORS OR REGULATORS TO RESTATEMENT OF OUR FINANCIAL RESULTS MAY ADVERSELY IMPACT OUR REVENUES AND EXPENSES.

        During 2001, we restated our financial results for 2000 and for the first and second quarters of 2001. As a result of the restatements, we may be subject to adverse customer reaction, which may make it more difficult to attract and retain customers and lead to loss of revenues. Adverse investor reaction and inquiries by regulators may divert management's attention from core business needs or strategic opportunities, reduce revenue opportunities or increase costs.

IF DEMAND FOR INTERNET SERVICES IN OUR MARKETS DOES NOT GROW AS WE EXPECT, OUR ABILITY TO GROW OUR REVENUES WILL BE NEGATIVELY AFFECTED.

        Compared to the U.S., Internet use in our markets is relatively low. Moreover, we are focusing our sales and marketing efforts on the more sophisticated value-added services. If the market for Internet services fails to develop, or develops more slowly than expected, we may not be able to increase our revenues at the rate we have projected. Obstacles to the development of Internet services in our markets include:

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  low rates of personal computer ownership and usage,

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  lack of developed infrastructure to support Internet access and applications,

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  limited access to Internet services and

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  concern by customers of economic viability of service providers and the Internet industry in general.

        In particular, we depend on increasing demand for Internet services by small to mid-sized businesses in our markets. Demand for Internet services by these businesses will depend partly on the degree to which these businesses' customers and suppliers adopt the Internet as a means of doing business, and partly to the extent by which these businesses adopt Internet technologies to deal with internal business processes, such as internal communications. Demand will also depend on whether there is a continuing economic downturn in these markets, which may result in a cutback of expenditures of the services we offer. Furthermore, as competitive pressures drive down customer prices for Internet access in many of our markets, we depend increasingly in such markets on our ability to sell to our customers higher margin, value added services such as security services, web hosting, and ecommerce solutions. Due to an increasing number of business failures in the Internet services industry in our core markets, an increase in customer reluctance to rely on third party service providers in the Internet services industry for critical business functions may also reduce our revenue growth and increase our cost of sales by lengthening sales cycles.

WE HAVE BEEN NAMED AS A DEFENDANT IN A SECURITIES CLASS ACTION LAWSUIT, WHICH COULD DISTRACT OUR MANAGEMENT AND IMPACT OUR CASH POSITION.

        On November 5, 2001, we were named as a defendant in a class action lawsuit in the District Court for the Southern District of New York against VIA NET.WORKS, Inc., certain of the underwriters who supported our initial public offering ("IPO") and certain of our officers, under the title O'Leary v. Via Net.works (sic) et al [01-CV-9720] (the "Complaint"). The Complaint alleges that the prospectus we filed with our registration statement in connection with our IPO was materially false and misleading because it failed to disclose, among other things, that: (i) the named underwriters had solicited and received excessive and undisclosed commissions from certain investors in exchange for the right to purchase large blocks of VIA IPO shares; and (ii) the named Underwriters had entered into agreements with certain of their customers to allocate VIA IPO shares in exchange for which the customers agreed to purchase additional VIA shares in the aftermarket at pre-determined prices ("Tie-in Arrangements"), thereby artificially inflating the Company's stock price. The Complaint further alleges violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder arising out of the alleged failure to disclose and the alleged materially misleading disclosures made with respect to the commissions and the Tie-in Arrangements in the prospectus. The plaintiffs in this action seek monetary damages in an unspecified amount. The defense of this action may distract our senior management from the normal operation of business and may cause us to incur substantial defense costs. While we believe that the allegations are without merit and have engaged counsel to defend the action, if we are determined to be liable or if we conclude that a settlement is in our best interests, we may incur substantial costs.

FLUCTUATIONS IN THE EXCHANGE RATE BETWEEN THE U.S. DOLLAR AND THE VARIOUS CURRENCIES IN WHICH WE CONDUCT BUSINESS MAY AFFECT OUR OPERATING RESULTS.

        We record the revenues and expenses of our local operations in their home currencies and translate these amounts into U.S. dollars for purposes of reporting our consolidated results. As a result, fluctuations in foreign currency exchange rates may adversely affect our revenues, expenses and results of operations as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. If the average value of the Euro decreases in relation to the U.S dollar during a quarterly period as compared to the prior period, each Euro will convert to fewer U.S dollars during that quarterly period than the prior period and we will report lower revenue growth than what would have been calculated in local currencies for that period. In addition, we hold foreign currency balances that will create foreign exchange gains or losses, depending upon the relative values of the foreign currency at the beginning and end of the reporting period, affecting our net income and earnings per share. In projecting future operating results, we make certain assumptions about the fluctuation of the home currencies of our operations. If these assumptions turn out to be materially inaccurate, our actual operating results may be materially different from our projections.

REGULATORY AND ECONOMIC CONDITIONS OF THE COUNTRIES WHERE OUR OPERATING COMPANIES ARE LOCATED ARE UNCERTAIN AND MAY DECREASE DEMAND FOR OUR SERVICES, INCREASE OUR COST OF DOING BUSINESS OR OTHERWISE REDUCE OUR BUSINESS PROSPECTS.

        Our operating companies are located in countries with rapidly changing regulatory and economic conditions that may affect the Internet services industry. Any new law or regulation pertaining to the Internet or telecommunications, or the application or interpretation of existing laws, could decrease demand for our services, increase our costs, or otherwise reduce our profitability or business prospects. Specific examples of the types of laws or regulations that could adversely affect us include laws that

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  impose taxes on transactions made over the Internet,

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  impose telecommunications access fees on Internet services providers,

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  directly or indirectly affect telecommunications costs generally or the costs of Internet telecommunications specifically,

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  prohibit the transmission over the Internet of various types of information and content,

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  impose requirements on Internet services providers to protect Internet users' privacy, monitor content, or to permit government interception of data traffic and

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  increase the likelihood or scope of competition from telecommunications or cable companies.

        For example, a number of European countries have enacted legislation that requires Internet services providers to establish technical means to permit national authorities to intercept data traffic of identified customers. The application of these laws to Internet services providers has been subject to significant opposition from Internet services providers industry groups in Germany, the U.K. and the Netherlands, among others, because of the significant cost that would be imposed on service providers to comply with the law. Ultimately, these requirements may impose significant costs on our European operations in these countries, which would negatively impact our operating results. These laws could require us to incur costs to comply with them or to incur new liability. They could also increase our competition or change our competitive environment so that customer demand for our products and services is affected.

        In addition to risks we face from new laws or regulations, we face uncertainties in connection with the application of existing laws to the Internet. It may take years to determine the manner in which existing laws governing issues like property ownership, libel, negligence and personal privacy will be applied to communications and commerce over the Internet.

COMPETITION FOR CUSTOMERS IN OUR MARKETS MAY CAUSE US TO REDUCE OUR PRICES OR INCREASE SPENDING, WHICH MAY NEGATIVELY AFFECT OUR REVENUES AND OPERATING RESULTS.

        There are competitors in our markets with more significant market presence and brand recognition and greater financial, technical and personnel resources than we have. Although the competitors we face vary depending on the market and the country, these competitors may include local and regional Internet services providers, telecommunication companies and cable companies. Some of our competitors, especially the telecommunications companies, have large networks in place as well as a significant existing customer base. As a result of this competition, we may face significant pressure to reduce our prices, particularly with respect to Internet access services, and to improve the products and services we offer.

WE RELY ON TELECOMMUNICATIONS PROVIDERS IN OUR MARKETS TO PROVIDE OUR CUSTOMERS WITH RELIABLE ACCESS TO OUR SERVICES, AND FAILURES OR DELAYS IN PROVIDING ACCESS COULD LIMIT OUR ABILITY TO SERVICE OUR CUSTOMERS AND IMPACT OUR REVENUES AND OPERATING RESULTS.

        Our customers typically access our services either through their normal telephone lines or dedicated lines provided by local telecommunications providers specifically for the purposes of accessing the Internet. In some of our markets, we experience delays in delivery of new telephone or dedicated lines that prevent our customers from accessing our services. These delays result in lost revenues. Additionally, some local telecommunications providers that provide Internet services provide delivery of telephone or dedicated lines to their own Internet customers on a preferential basis, which may cause us to lose current and potential customers. We also lease network capacity from telecommunications providers and rely on the quality and availability of their service. These companies may experience disruptions of service, which could disrupt our services to, or limit Internet access for, our customers. We may not be able to replace or supplement these services on a timely basis or in a cost-effective manner, which may result in customer dissatisfaction and lost revenues. In addition, to the extent that alternative local access providers fail in any particular market, the incumbent telecommunications providers will experience less competitive price pressure for access, which could increase our cost structures and impair our profit margins.

        In January 2002, Global Crossing and certain other affiliated subsidiaries filed for U.S. bankruptcy protection. A number of groups have publicly stated their intentions to submit proposals to acquire some or all of the assets or the businesses of Global Crossing. Global Crossing has continued to maintain service on the trans-Atlantic rings on which we have acquired IRU capacity and has publicly stated its intention to continue most or all of its network services upon reorganization. If service on our trans-Atlantic IRU is interrupted or terminated because of the financial difficulties or decisions made in the course of the bankruptcy proceedings of Global Crossing, peering and transit relationships we have in place from our pan-European backbone network will provide contingency and quality backup capabilities for our Internet traffic to reach U.S. destinations. However, if we are required to rely on these peering and transit relationship for all of our trans-Atlantic traffic, we may incur additional costs and experience a lesser quality of service in reaching non-European destinations. There can be no assurances that Global Crossing or any potential acquirers of its assets or business will continue to provide service on the facilities on which we acquired trans-Atlantic capacity, and in such an event, our ability to provide quality levels of IP service may be impacted.

WE DEPEND ON THE RELIABILITY OF OUR NETWORK, AND A SYSTEM FAILURE OR A BREACH OF OUR SECURITY MEASURES COULD RESULT IN A LOSS OF CUSTOMERS AND REDUCED REVENUES.

        We are able to deliver services only to the extent that we can protect our network systems against damages from telecommunication failures, computer viruses, natural disasters and unauthorized access. Any system failure, accident or security breach that causes interruptions in our operations could impair our ability to provide Internet services to our customers and negatively impact our revenues and results of operations. To the extent that any disruption or security breach results in a loss or damage to our customers' data or applications, or inappropriate disclosure of confidential information, we may incur liability as a result. In addition, we may incur additional costs to remedy the damages caused by these disruptions or security breaches. Although we currently possess errors and omissions insurance and business interruption insurance these policies may not provide effective coverage upon the occurrence of all events.

WE MAY BE LIABLE FOR INFORMATION DISSEMINATED OVER OUR NETWORK.

        We may face liability for information carried on or disseminated through our network. Some types of laws that may result in our liability for information disseminated over our network include:

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  laws designed to protect intellectual property, including trademark and copyright laws,

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  laws relating to publicity and privacy rights and laws prohibiting defamation,

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  laws restricting the collection, use and processing of personal data and

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  laws prohibiting the sale, dissemination or possession of pornographic material.

        The laws governing these matters vary from jurisdiction to jurisdiction.

OUR LATIN AMERICAN MARKETS HAVE A HISTORY OF POLITICAL AND ECONOMIC INSTABILITY THAT MAY DISRUPT OUR OPERATIONS AND ADVERSELY AFFECT OUR RESULTS.

        We derive and may continue to derive a significant portion of our revenues from the Latin American markets. Our operations in Argentina have been negatively impacted by the economic and political instability. If these conditions persist or reoccur, our business could be impaired. Historically, instability in Latin American countries has been caused by:

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  extensive governmental involvement, control or ownership of industries in local economies, including telecommunications facilities, financial institutions and other commercial infrastructure,

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  unexpected changes in regulatory requirements such as the imposition of licensing requirements or the levying of new taxes,

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  slow or negative growth as a result of recessionary trends caused by foreign currency devaluations, interest rate hikes and inflation and

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  wage and price controls that reduce potential profitability of businesses.

        We have made no allowances for the impact of any such potential events in financial projections we have announced. The occurrence of any such adverse political or economic conditions may deter growth in Internet usage or create uncertainty regarding our operating climate, which my adversely impact our business and operating results.

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  EXHIBIT 99.1